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                                                                      Exhibit 10

October 9, 1998


                          PRIVILEGED AND CONFIDENTIAL

[name and address of employee]


Dear [employee]:

As you are aware, Dominick's Supermarkets, Inc. ("Supermarkets") and Dominick's Finer Foods, Inc. ("Dominick's) (together with Supermarkets, "DFF") are undertaking a strategic review of their business, which may result in a merger or other corporate transaction (a "Transaction") involving a Change of Control of DFF (as defined below). You have made significant contributions to DFF, and we would like you to continue that commitment to DFF through the closing of any such Transaction. To encourage your continued commitment, DFF hereby agrees to provide you with the incentive set forth in this letter agreement, subject to the conditions set forth below.

Provided you are employed by DFF on the day of the closing (the "Closing Date") of a Transaction involving a Change of Control of DFF, you shall have earned and DFF shall pay to you a special bonus (a "Special Bonus") equal to [amount], in addition to all other bonuses which may be earned by you under any other bonus program established by DFF from time to time.

The occurrence of any of the following events shall constitute a Change of Control of DFF: (a) the acquisition after the date hereof, in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3(a)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by any person or entity (other than the Permitted Holders (as defined), Employee or any employee benefits plan of DFF) or any group of persons or entities (excluding the Permitted Holders, Employee or any employee benefits plan of DFF) who constitute a group (within the meaning of Section 13(d)(3) of the Exchange Act) of any securities such that as a result of such acquisition such person or entity or group beneficially owns (within the meaning of Rule 13d-3(a)(1) under the Exchange Act) directly or indirectly 51% or more of Supermarkets' then outstanding voting securities entitled to vote on a regular basis for a majority of the Board of Directors of Supermarkets; or (b) the sale of all or substantially all of the assets of Supermarkets (including without limitation, by way of merger, consolidation, lease or transfer) in a transaction where Supermarkets or the beneficial owners (within the meaning of Rule 13d-3(a)(1) under the Exchange Act) of common stock of Supermarkets do not receive (i) voting securities representing a majority of the voting power entitled to vote on a

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regular basis for the Board of Directors of the acquiring entity or of an affiliate which controls the acquiring entity, or (ii) securities representing a majority of the equity interest in the acquiring entity or of an affiliate which controls the acquiring entity; provided, however, that any transfer, sale or disposition of shares of common stock of Supermarkets to any person or persons who are affiliates of DFF on the date hereof shall not constitute a Change of Control of DFF; provided, further, that the approval of the Board of Directors of DFF of any plan or agreement of merger shall not constitute a Change of Control of DFF, unless and until the effective date of any such merger. Permitted Holders shall mean the Yucaipa Companies, L.L.C., Apollo Advisors, L.P. and any of their respective affiliates.

Any Special Bonus payable under this letter agreement shall be paid to you within ninety (90) days following the Closing Date. If no Transaction involving a Change of Control of DFF occurs within six (6) months of the date of this letter agreement, the provisions of this letter agreement shall cease to be effective, and no amounts shall be payable hereunder; provided, however, that DFF may renew this letter agreement upon the expiration of such six (6) month period subject to adjustment, at the sole discretion of the Board of Directors of Supermarkets, to the dollar amounts and percentages contained in the third paragraph hereof. Any Special Bonus will be subject to all customary withholding and similar requirements.

You agree that the existence and terms of this letter agreement, including the compensation paid to you, will be considered confidential and will not be disclosed or communicated by you in any manner except as required by law. You acknowledge that your employment with DFF is and will remain "at will" and that this letter agreement does not create for you any employment rights or any other rights not specifically set forth herein.

Sincerely,


Robert A. Mariano
President and Chief
 Executive Officer


Acknowledged and Agreed:


-------------------------
[Employee]

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